SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)


                       Span-America Medical Systems, Inc.
                                (Name of Issuer)

                           Common Stock. no par value
                         (Title of Class of Securities)

                                    846396109
                                 (CUSIP Number)

                    Richard Coggins, Chief Financial Officer
                       Span-America Medical Systems, Inc.
              70 Commerce Center, Greenville, South Carolina 29615
                                 (803) 288-8877
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                 October 1, 1995
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with this statement [x].


                                Page 1 of 5 pages


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                                  SCHEDULE 13D

CUSIP No. 846396109                                            Page 2 of 5 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert Wilner

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                     (b) [ ]

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
         OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                            [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             7)   SOLE VOTING POWER
                                  133,747

NUMBER                       8)   SHARED VOTING POWER
OF SHARES                          6,430
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH                              141,522
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER
                                  6,430

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       147,952 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                    [X]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.6%

14)  TYPE OF REPORTING PERSON
       IN

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                                                                    Page 3 of 5

Item  1.   Security and Issuer.

     This Statement relates to shares of Common Stock, without par value (the "Shares"), of Span-America Medical Systems, Inc., a South Carolina corporation (the "Issuer"). The principal executive offices of the Issuer are located at 70 Commerce Center, Greenville, South Carolina 29615.

Item 2.   Identity and Background.

     The Reporting Person is Robert Wilner. His residence address is Edgar Road, Greenwich, CT 06831. The Reporting Person is employed by King Street Home, Inc. and works as a nursing home administrator.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person received 23,831 Shares from the Issuer pursuant to an agreement with the Issuer in which the Reporting Person receives annual payments of Shares in an amount determined by the net sales of certain products of the Issuer (the "Agreement"). The Reporting Person received these Shares in consideration of a sale of assets to the Issuer in 1992.

Item 4.  Purpose of Transaction.

     The Reporting Person acquired the Shares, as described in Item 3, pursuant to the Agreement. The Reporting Person intends to purchase approximately 10,000 additional Shares in the current fiscal year ending October 1, 1996. In addition, in September 1996, the last installment of Shares will be issued to the Reporting Person pursuant to the Agreement. It is anticipated that the number of such Shares will be approximately 25,000. Except as otherwise disclosed herein and absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer. The Reporting Person, however, intends to review on a continuing basis his investment in the Issuer and may, depending upon such evaluation of the Issuer's business and prospects and upon future developments in the Issuer's business and economic conditions, determine to increase, decrease, continue to hold or dispose of his position in the Issuer.




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                                                                 Page 4 of 5


Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 147,952 Shares as follows:

Outright:                                                    133,747
Through minor children:                                         1,430
Through partnership:                                            5,000
As transferee of shares held in the
   name of another shareholder:                                 7,775

This amount represents approximately 4.6% of the outstanding Shares of the Issuer.1 These amounts exclude the 16,320 Shares owned by the Reporting Person's wife, Sheila Wilner, with respect to which Shares the Reporting Person disclaims beneficial ownership.

     (b) The Reporting Person has sole voting power over 133,747 Shares, shared voting power over 6,430 Shares, sole dispositive power over 141,522 Shares, and shared dispositive power over 6,430 Shares. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership as to 16,320 Shares owned by Sheila Wilner, the Reporting Person's wife, and they are not included in the number stated on lines 7 through 11 of the cover sheet.

     (c) The Reporting Person has not, in the past sixty days, engaged in any transactions involving Shares of the Issuer.

     (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person has no agreements or understandings with any person or entity respecting the Shares other than the Agreement with the Issuer.

Item 7.  Material to be Filed as Exhibits.

     1) Asset Acquisition Agreement by and among the Reporting Person, Healthflex, Inc., John W. Wilkinson and the Issuer, dated February 28, 1992. Incorporated by reference to Exhibit 2.1 to the February 28, 1992 Form 8-K of the Issuer.

--------
     1 Based on 3,225,608 Shares of the Issuer reported by the Issuer's Chief Financial Officer as of December 26, 1995.


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                                                            Page 5 of 5

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 29, 1995                          /s/ Robert Wilner
                                                      Robert Wilner







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